Exhibit 99.1

Ctrip Reports Second Quarter 2012 Financial Results

Shanghai, China, July 24, 2012 – Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the quarter ended June 30, 2012.

Highlights for the Second Quarter of 2012

•	Net revenues were RMB974 million (US$153 million) for the second quarter of 2012, up 17% year-on-year, versus our guidance of 15-20% year-on-year.

•	Gross margin was 75% for the second quarter of 2012, compared to 77% in the same period in 2011.

•

Income from operations was RMB168 million (US$26 million) for the second quarter of 2012, down 37% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB277 million (US$44 million), down 22% year-on-year.

•

Operating margin was 17% for the second quarter of 2012, compared to 32% in the same period in 2011. Excluding share-based compensation charges (non-GAAP), operating margin was 28%, compared to 43% in the same period in 2011.

•

Net income attributable to Ctrip’s shareholders was RMB120 million (US$19 million) in the second quarter of 2012, down 55% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB228 million (US$36 million), down 35% year-on-year.

•

Diluted earnings per ADS were RMB0.81 (US$0.13) for the second quarter of 2012. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.56 (US$0.24) for the second quarter of 2012.

•	Share-based compensation charges were RMB109 million (US$17 million), accounting for 11% of the net revenues, or RMB0.74 (US$0.11) per ADS for the second quarter of 2012.

“We are pleased with the solid results in the second quarter of 2012,” said Min Fan, President and Chief Executive Officer of Ctrip. “To strengthen Ctrip’s capability of providing travelers with the one-stop travel products and services, we continued to invest heavily on product developments, especially in leisure travel products and services. We also launched intensified marketing campaigns to reach out to new customers. We believe that our investment today will further enhance Ctrip’s market leadership in the long run.”

Second Quarter 2012 Financial Results

For the second quarter of 2012, Ctrip reported total revenues of RMB1.0 billion (US$162 million), representing a 16% increase from the same period in 2011. Total revenues for the second quarter of 2012 increased by 7% from the previous quarter.

Hotel reservation revenues amounted to RMB410 million (US$65 million) for the second quarter of 2012, representing a 12% increase year-on-year, primarily driven by an increase of 20% in hotel reservation volume and partially offset by 7% decrease of commission per room night. The decrease of commission per room night was primarily due to promotional activities. Hotel reservation revenues increased by 12% quarter-on-quarter, primarily due to seasonality.

Air ticket booking revenues for the second quarter of 2012 were RMB404 million (US$64 million), representing a 16% increase year-on-year, primarily driven by an increase in air ticketing sales volume. Air ticket booking revenues increased 12% quarter-on-quarter, primarily due to seasonality.

Packaged-tour revenues for the second quarter of 2012 were RMB134 million (US$21 million), representing a 24% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues decreased 20% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the second quarter of 2012 were RMB49 million (US$8 million), representing a 25% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues increased 27% quarter-on-quarter, primarily due to seasonality.

For the second quarter of 2012, net revenues were RMB974 million (US$153 million), representing a 17% increase from the same period in 2011. Net revenues for the second quarter of 2012 increased by 7% from the previous quarter.

Gross margin was 75% in the second quarter of 2012, compared to 77% in the same period in 2011 and 75% in the previous quarter.

Product development expenses for the second quarter of 2012 increased by 52% to RMB208 million (US$33 million) from the same period in 2011, and increased by 6% from the previous quarter, primarily due to an increase in product development personnel related expense and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 18% of the net revenues, increased from 14% in the same period in 2011 and remained consistent with that in the previous quarter.

Sales and marketing expenses for the second quarter of 2012 increased by 54% to RMB217 million (US$34 million) from the same period in 2011, and increased by 18% from the previous quarter, primarily due to an increase in sales and marketing related activities and personnel related expense as a result of our recently launched intensified marketing campaigns as well as our efforts to expand in the leisure travel market. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 21% of the net revenues, increased from 16% in the same period in 2011 and increased from 19% in the previous quarter.

General and administrative expenses for the second quarter of 2012 increased by 44% to RMB139 million (US$22 million) from the same period in 2011, primarily due to an increase in administrative personnel, share-based compensation charges and the incremental turnover tax due to the new value-added tax reform. General and administrative expenses for the second quarter of 2012 increased by 8% from the previous quarter, primarily due to an increase in share-based compensation charges and the incremental turnover tax due to the new value-added tax reform. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, increased from 5% in the same period in 2011 and remained consistent with that in the previous quarter.

Income from operations for the second quarter of 2012 was RMB168 million (US$26 million), representing a decrease of 37% from the same period in 2011 and a decrease of 5% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB277 million (US$44 million), representing a decrease of 22% from the same period in 2011 and remained consistent with that the previous quarter.

Operating margin was 17% in the second quarter of 2012, compared to 32% in the same period in 2011, and 19% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 28%, decreased from 43% in the same period in 2011 and 30% in the previous quarter.

The effective tax rate for the second quarter of 2012 was 45%, increased from 16% in the same periods of 2011 and increased from 28% in the previous quarter, primarily due to the provision of 5% PRC withholding tax related to the dividends that our PRC subsidiaries will pay to our Hong Kong subsidiary to fund the recently announced share repurchase program, which was partially offset by the preferential tax treatment of two PRC consolidated entities. Those two entities were approved to apply the preferential tax rate of 15% under the Corporate Income Tax Preferential Policies for China’s Western Region. This preferential status is effective retroactively as of January 1, 2011. Before the company obtained the official approval for the preferential tax treatment, those entities applied the statutory tax rate of 25% for 2011 and first quarter in 2012.

Net income attributable to Ctrip’s shareholders for the second quarter of 2012 was RMB120 million (US$19 million), representing a decrease of 55% from the same period in 2011 and a decrease of 29% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB228 million (US$36 million), representing a decrease of 35% from the same period in 2011 and a decrease of 15% from the previous quarter.

Diluted earnings per ADS were RMB0.81 (US$0.13) for the second quarter of 2012. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.56 (US$0.24) for the second quarter of 2012.

As of June 30, 2012, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB5.3 billion (US$831 million).

Business Outlook

For the third quarter of 2012, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 15-20%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Recent Development

In June 2012, Ctrip announced a new share repurchase program up to US$300 million approved by board of directors. Ctrip expects to fund the repurchase out of its existing cash balance, including cash dividends that it receives from its PRC subsidiaries. The dividends paid by those PRC subsidiaries to Ctrip through its Hong Kong subsidiary will be subject to a 5% PRC withholding tax amounting up to US$15 million.

As of July 24, 2012, Ctrip cumulatively purchased approximately 11.3 million ADSs with a total consideration of US$202 million from open market under three existing share repurchase plans adopted in 2008, 2011 and 2012.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM U.S. Eastern Time on July 24, 2012 (or 9:00AM on July 25, 2012 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.888.679.8037, International dial-in number + 1.617.213.4849, Passcode 114 693 54#. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PCKXHNNUM.

A telephone replay of the call will be available after the conclusion of the conference call through August 1, 2012. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 91559706.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Stock Compensation” for 2011 and 2010. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheets Information

	December 31, 2011 RMB	June 30, 2012 RMB	June 30, 2012 USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,503,428,418	2,850,207,554	448,639,628
Restricted cash	211,636,294	800,411,906	125,989,596
Short-term investment	1,288,471,562	1,630,600,004	256,666,143
Accounts receivable, net	789,036,329	1,045,488,633	164,566,131
Prepayments and other current assets	566,187,711	672,745,793	105,894,191
Deferred tax assets, current	39,782,201	45,074,318	7,094,966
Total current assets	6,398,542,515	7,044,528,208	1,108,850,655
Long-term deposits and prepayments	155,360,492	190,674,554	30,013,309
Land use rights	113,460,899	112,069,315	17,640,377
Property, equipment and software	683,903,870	728,493,097	114,669,148
Investment	1,305,145,043	1,337,829,420	210,582,311
Goodwill	798,601,767	801,585,341	126,174,302
Intangible assets	306,420,192	324,768,635	51,120,516
Total assets	9,761,434,778	10,539,948,570	1,659,050,618
LIABILITIES
Current liabilities:
Short-term borrowings	—	381,110,460	59,989,054
Accounts payable	763,256,074	1,017,255,831	160,122,120
Salary and welfare payable	145,524,036	135,506,750	21,329,569
Taxes payable	220,604,123	128,151,301	20,171,777
Advances from customers	1,090,852,066	1,179,800,535	185,707,624
Accrued liability for customer reward program	161,838,531	184,686,026	29,070,679
Other payables and accruals	185,985,423	383,970,748	60,439,281
Deferred tax liabilities	—	94,852,500	14,930,348
Total current liabilities	2,568,060,253	3,505,334,151	551,760,452
Deferred tax liabilities, non-current	48,308,692	53,559,933	8,430,652
Total liabilities	2,616,368,945	3,558,894,084	560,191,104
SHAREHOLDERS’ EQUITY
Share capital	2,939,527	2,959,701	465,875
Additional paid-in capital	3,465,924,424	3,800,963,433	598,294,260
Statutory reserves	98,049,668	98,049,668	15,433,601
Accumulated other comprehensive loss	(172,466,277)	(235,495,170)	(37,068,341)
Retained Earnings	3,806,608,747	4,095,331,447	644,629,537
Treasury stock	(158,761,225)	(846,758,547)	(133,284,833)
Total Ctrip’s shareholders’ equity	7,042,294,864	6,915,050,532	1,088,470,099
Noncontrolling interests	102,770,969	66,003,954	10,389,415
Total shareholders’ equity	7,145,065,833	6,981,054,486	1,098,859,514
Total liabilities and shareholders’ equity	9,761,434,778	10,539,948,570	1,659,050,618

Ctrip.com International, Ltd.

Consolidated Statements of Operations Information

	Quarter Ended June 30, 2011 RMB	Quarter Ended March 31, 2012 RMB	Quarter Ended June 30, 2012 RMB	Quarter Ended June 30, 2012 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	366,453,694	366,784,363	410,370,431	64,594,748
Air-ticketing	347,339,141	360,463,420	404,268,226	63,634,224
Packaged tour	108,282,983	166,379,981	133,776,555	21,057,226
Corporate travel	39,560,736	38,801,113	49,348,796	7,767,794
Others	24,751,318	31,170,118	33,187,613	5,223,928
Total revenues	886,387,872	963,598,995	1,030,951,621	162,277,920
Less: business tax and related surcharges	(53,360,164)	(52,790,604)	(57,326,573)	(9,023,544)
Net revenues	833,027,708	910,808,391	973,625,048	153,254,376
Cost of revenues	(189,763,780)	(225,956,740)	(241,168,887)	(37,961,418)
Gross profit	643,263,928	684,851,651	732,456,161	115,292,958
Operating expenses:
Product development *	(136,823,269)	(196,216,150)	(208,344,014)	(32,794,587)
Sales and marketing *	(141,444,111)	(183,405,064)	(217,235,897)	(34,194,223)
General and administrative *	(96,617,795)	(128,674,249)	(138,826,378)	(21,852,098)
Total operating expenses	(374,885,175)	(508,295,463)	(564,406,289)	(88,840,908)
Income from operations	268,378,753	176,556,188	168,049,872	26,452,050
Interest income	23,045,312	45,773,353	31,865,564	5,015,829
Other income	17,520,128	9,437,752	56,366,412	8,872,409
Income before income tax expense and equity in income	308,944,193	231,767,293	256,281,848	40,340,288
Income tax expense	(47,954,023)	(64,797,513)	(116,557,710)	(18,346,877)
Equity in income/(loss) of affiliates	4,681,110	4,161,068	(18,189,504)	(2,863,136)
Net income	265,671,280	171,130,848	121,534,634	19,130,275
Less: Net income attributable to noncontrolling interests	(1,968,908)	(2,077,847)	(1,864,935)	(293,552)
Net income attributable to Ctrip’s shareholders	263,702,372	169,053,001	119,669,699	18,836,723
Comprehensive income	247,004,622	87,901,328	137,792,479	21,689,356
Earnings per ordinary share
- Basic	7.33	4.71	3.37	0.53
- Diluted	6.90	4.44	3.26	0.51
Earnings per ADS
- Basic	1.83	1.18	0.84	0.13
- Diluted	1.72	1.11	0.81	0.13
Weighted average ordinary shares outstanding
- Basic	35,962,623	35,911,996	35,497,512	35,497,512
- Diluted	38,237,702	38,053,311	36,709,280	36,709,280
* Share-based compensation charges included are as follows:
Product development	24,155,875	29,767,590	33,262,981	5,235,791
Sales and marketing	11,940,120	13,547,719	13,936,624	2,193,708
General and administrative	51,104,033	57,363,156	61,614,211	9,698,443

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended June 30, 2012
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(208,344,014)	21%	33,262,981	3%	(175,081,033)	18%
Sales and marketing	(217,235,897)	22%	13,936,624	1%	(203,299,273)	21%
General and administrative	(138,826,378)	14%	61,614,211	6%	(77,212,167)	8%

Total operating expenses	(564,406,289)	58%	108,813,816	11%	(455,592,473)	47%
Income from operations	168,049,872	17%	108,813,816	11%	276,863,688	28%
Net income attributable to Ctrip’s shareholders	119,669,699	12%	108,813,816	11%	228,483,515	23%
Diluted earnings per ordinary share (RMB)	3.26		2.96		6.22
Diluted earnings per ADS (RMB)	0.81		0.74		1.56
Diluted earnings per ADS (USD)	0.13		0.12		0.24

	Quarter Ended March 31, 2012
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(196,216,150)	22%	29,767,590	3%	(166,448,560)	18%
Sales and marketing	(183,405,064)	20%	13,547,719	1%	(169,857,345)	19%
General and administrative	(128,674,249)	14%	57,363,156	6%	(71,311,093)	8%

Total operating expenses	(508,295,463)	56%	100,678,465	11%	(407,616,998)	45%
Income from operations	176,556,188	19%	100,678,465	11%	277,234,653	30%
Net income attributable to Ctrip’s shareholders	169,053,001	19%	100,678,465	11%	269,731,466	30%
Diluted earnings per ordinary share (RMB)	4.44		2.65		7.09
Diluted earnings per ADS (RMB)	1.11		0.66		1.77
Diluted earnings per ADS (USD)	0.18		0.11		0.28

	Quarter Ended June 30, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(136,823,269)	16%	24,155,875	3%	(112,667,394)	14%
Sales and marketing	(141,444,111)	17%	11,940,120	1%	(129,503,991)	16%
General and administrative	(96,617,795)	12%	51,104,033	6%	(45,513,762)	5%

Total operating expenses	(374,885,175)	45%	87,200,028	10%	(287,685,147)	35%
Income from operations	268,378,753	32%	87,200,028	10%	355,578,781	43%
Net income attributable to Ctrip’s shareholders	263,702,372	32%	87,200,028	10%	350,902,400	42%
Diluted earnings per ordinary share (RMB)	6.90		2.28		9.18
Diluted earnings per ADS (RMB)	1.72		0.57		2.29
Diluted earnings per ADS (USD)	0.27		0.09		0.35

Notes for all the consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.3530 on June 29, 2012 published by the Federal Reserve Board.